November 3, 2023

VIA EDGAR

Mr. Juan Grana and Ms. Katherine Bagley

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VIVOS INC Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A Filed October 10, 2023 File No. 024-11627

Ladies and Gentlemen:

This letter is submitted on behalf of Vivos Inc. (the “Company”) in response to comments of the staff of the Office of Industrial Applications and Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Post-Qualification Amendment No. 2 to Form 1-A filed October 10, 2023, as set forth in your letter dated October 24, 2023 (the “Comment Letter”), addressed to Michael Korenko, President and Chief Executive Officer of the Company. The Company is filing its Post-Qualification Amendment No. 3 (the “Post-Qualification Amendment No. 3”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Post-Qualification Amendment No. 2 to Form 1-A on Form 1-A filed October 10, 2023

Plan of Distribution, Investors’ Tender of Funds, page 55

1.	We note your disclosure that you currently have outstanding promissory notes that may be exchanged for shares of the common stock being offered. Please describe the investors who could exercise this exchange, and clarify how this will impact the proceeds from the offering and your operations, including through the addition of risk factor disclosure. Please also disclose the total amount of promissory notes that could be exchanged for the common stock being offered and describe any matters upon which acceptance is conditioned. Finally, please tell us what consideration you have given to the potential application of the tender offer rules, and how you would structure the exchange of promissory notes for common stock to comply with Regulation 14E and Regulation A. We may have additional comments upon review of your response.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that, as of June 30, 2023 and December 31, 2022, and as of the date hereof, the Company has no convertible notes outstanding. The disclosure within the section titled PLAN OF DISTRIBUTION - Investors’ Tender of Funds on page 54 of Post-Qualification Amendment No. 3 has been revised to remove reference to any convertible notes outstanding and the conversion of such convertible notes for shares of common stock offered in connection with the offering.

Index to Exhibits, page 59

2.	Please revise the number of common shares referenced in the opinion of counsel filed as Exhibit 12.1 for consistency with the number of shares of common stock disclosed in the offering circular.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that, in response, the number of common shares referenced in the opinion of counsel filed as Exhibit 12.1 has been revised to reflect the number of shares of common stock disclosure in the offering circular, to 50,000,000.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate the Company’s counsel, Daniel W. Rumsey, at (619) 272-7062.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Partner
Disclosure Law Group, a Professional Corporation

cc:	Michael Koreko President and Chief Executive Officer Vivos Inc.